SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 11-K


(Mark One)

[X]      Annual Report pursuant to Section 15(3) of the
                Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

                                       OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _______________ to _______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                             Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085

                                  MESTEK, INC.
                       RETIREMENT SAVINGS PLAN SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





Date:  July 15, 2003           /s/:  Stephen M. Shea
                               ----------------------------------------------
                               Stephen M. Shea
                               Senior Vice President-Finance

Financial Statements and Report of Independent Certified Public Accountants Mestek, Inc. Retirement Savings Plan
December 31, 2002 and 2001

MESTEK, INC. RETIREMENT SAVINGS PLAN
Table of Contents
December 31, 2002 and 2001

                                                                           Page

Report of Independent Certified Public Accountants..........................3

Financial Statements

         Statements of Net Assets Available for Benefits....................4

         Statement of Changes in Net Assets Available for Benefits..........5

         Notes to Financial Statements......................................6

Supplemental Schedule

         Schedule H, Line 4i - Schedule of Assets Held for Investment
           Purposes........................................................16

Report of Independent Certified Public Accountants


Plan Administrator
Mestek, Inc. Retirement Savings Plan


                  We have audited the accompanying statements of net assets available for benefits of Mestek, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of Mestek, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

                  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2002, is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grant Thornton LLP

Boston, Massachusetts
July 10, 2003

                                        5
MESTEK, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

                                                                                             2002                2001
                                                                                        --------------      --------------

ASSETS
  Investments:
    At fair value - (note B)
      MassMutual Pooled Separate Accounts
        Core equity fund                                                                     $942,347          $1,150,781
        Small company fund                                                                    508,656             722,340
        Balanced fund                                                                         313,153             352,387
        Intermediate bond fund                                                                497,108             504,022
        Indexed equity fund                                                                 1,017,040           1,647,746
        Growth equity fund                                                                    145,814             154,360
        International equity fund                                                             174,749             301,183
        Medium company growth equity fund                                                     555,596           1,072,246
        Mestek stock fund                                                                      29,051              25,289
    Notes receivable from participants                                                        785,820             642,174
                                                                                        -------------        ------------
                                                                                          4,969,334             6,572,528

    At contract value - (notes B and E)
      MassMutual Life Insurance Company
        Investment contract fund                                                            8,468,881           6,648,030
                                                                                        -------------         -----------

          Total investments                                                                13,438,215          13,220,558

  Receivables:
    Participants' contributions                                                                79,655              97,730
    Employer's contributions                                                                   28,778              35,139
                                                                                          -----------        ------------

          Total receivables                                                                   108,433             132,869
                                                                                         ------------        ------------

          NET ASSETS AVAILABLE FOR BENEFITS                                               $13,546,648         $13,353,427
                                                                                          ===========          ==========

The accompanying notes are an integral part of the financial statements.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2002



Additions
  Additions to net assets attributed to:
    Contributions:
      Participant                               $1,055,405
      Employer                                     392,481
      Rollover                                     203,445

  Investment loss                        (562,272)
                                                -----------

          Total additions                        1,089,059

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants                  882,072
    Miscellaneous expenses                          13,766
                                                -----------

          Total deductions                         895,838
                                                -----------

          NET INCREASE                             193,221

Net assets available for benefits:
  Beginning of year                             13,353,427
                                               ------------

  End of year                                  $13,546,648
                                                ===========

                                       14
MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001



NOTE A - DESCRIPTION OF PLAN

   The following description of Mestek, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

       The Plan was established as of June 1, 1984 under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The Plan is a defined contribution plan established for the benefit of employees of Mestek, Inc. (the "Company") who are covered under regional collective bargaining agreements. Service eligibility requirements differ by division and collective bargaining agreements.

     Plan Amendment

       In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. "Company Stock" to be included as an investment option. The term "Company Stock" shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a "qualifying equity security" as defined by ERISA. Up to 100% of the assets of the Plan may be invested in "Company Stock", subject to any limitations posed by ERISA or other regulatory agencies, such as, the Securities and Exchange Commission.

     Participant Contributions

       Participants may elect to have up to fifteen percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code.

   Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within the legal limits.

       Effective December 31, 2001, eligible participants who have attained age 50 before the close of the calendar year may also make catch-up contributions up to the dollar amount of the catch-up permitted for the year.

     Company Contribution

       The Company contributes differing amounts depending upon the division's collective bargaining agreement. Contributions are funded on a current basis. The Company contributions are as follows:



MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001




NOTE A - DESCRIPTION OF PLAN - Continued


  Division                                            Agreement

Mestek,                                              Inc.- Vulcan Radiator,
                                                     Corp. Effective June 1,
                                                     1999, employees hired prior
                                                     to June 1, 1984, receive
                                                     $.35/hour ($.45/hr after
                                                     June 11, 2002) for the
                                                     total hours worked per
                                                     week.

                                                     Effective June 1, 1999,
                                                     employees hired after May
                                                     31, 1984 and before June 1,
                                                     1990, receive $.30/hour
                                                     ($.40/hr after June 11,
                                                     2002) for the total hours
                                                     worked per week.

                                                     Effective June 1, 1999,
                                                     employees hired after May
                                                     31, 1990, and before June
                                                     1, 1993 receive $.25/hour
                                                     ($.35/hr after June 11,
                                                     2002) for the total hours
                                                     worked per week.

                                                     Effective June 1, 1999,
                                                     employees hired after June
                                                     1, 1993 and before June 1,
                                                     1999 receive $.20/hour
                                                     ($.30/hr after June 11,
                                                     2002) for the total hours
                                                     worked per week after one
                                                     (1) year of service has
                                                     been completed.

                                                     For all employees hired
                                                     after June 1, 1999, the
                                                     company matches 25% of the
                                                     elective deferral, not to
                                                     exceed 4% of gross salary.

                                                     Employee shall receive an
                                                     additional $.05/hours for
                                                     each hour worked after
                                                     he/she reaches his 60th
                                                     birthday. The first pay
                                                     period will begin the month
                                                     after the employee's 60th
                                                     birthday.

                                                     Any employee hired after
                                                     June 1, 1999, with one year
                                                     or more seniority who
                                                     voluntarily contributes 4%
                                                     or more (pre-tax) of
                                                     his/her gross wages to the
                                                     plan, shall be eligible for
                                                     a 1% gross wages additional
                                                     matching contribution from
                                                     the Company.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001


         Mestek, Inc. - Bradner                 Effective  August 1, 1991, the
                                                Company matches 25% of the
                                                elective  deferral,  not to
                                                exceed 6% of gross salary.

         Mestek, Inc. - Wyalusing               Effective  October  1,  1995,
                                                employees  hired  before
                                                October  1, 1992  receive
                                                $.45/hour for each hour worked.

                                                     Employees hired after
                                                     September 1, 1992 and
                                                     before October 1, 1995
                                                     receive $.20/hour for each
                                                     hour worked.

                                                     Employees hired after
                                                     September 30, 1995 receive
                                                     $.12/hour for each hour
                                                     worked.

                                                     Employees hired after
                                                     September 30, 1995 shall
                                                     not be eligible for
                                                     participation until
                                                     completing their
                                                     probationary period. Upon
                                                     attaining seniority status,
                                                     the employee shall receive
                                                     the Company's contribution
                                                     back to the 30th day of
                                                     work.

                                                     In addition, effective
                                                     October 1, 2000, the
                                                     company matches 25% of
                                                     employee deferrals up to
                                                     4%.

         Mestex, Inc. - Dallas                  Effective  August  1,  2000,
                                                eligible  employees  hired
                                                prior to  August 1, 2000
                                                receive  $.15/hour  worked,
                                                provided  such  employee  has
                                                completed  one year of service.

                                                     Effective August 1, 2000,
                                                     eligible employees receive
                                                     a 25% matching contribution
                                                     for each dollar of
                                                     voluntary contributions by
                                                     the employee, up to a limit
                                                     of the first 6% contributed
                                                     by the employee.

         Mestek, Inc. - Waldron                 Effective  April 1, 1991, the
                                                Company  matches 25% of the
                                                elective  deferral,  not to
                                                exceed 6% of gross salary.

         Mestek, Inc. - Dundalk                 Effective  September 1, 1991,
                                                the Company  matches 25% of the
                                                elective  deferral, not to
                                                exceed 6% of gross salary.

         Mestek, Inc. - Wrens                   Effective  March 1, 1995, the
                                                Company  matches 25% of the
                                                elective  deferral,  not to
                                                exceed 6% of gross salary.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001


  NOTE A - DESCRIPTION OF PLAN - Continued

    Division                                     Agreement

     Pacific Air Balance (PABI)        Effective October 1, 1997, the Company
                                       matches 25% of the elective  deferral,
                                       not to exceed 6% of gross salary.

                                                     Effective April 1, 2002,
                                                     employees hired prior to
                                                     October 1, 1980 receive
                                                     $.35/hr.

                                                     Effective April 1, 2002,
                                                     employees hired between
                                                    October 1, 1980 and October
                                                     1, 1984 receive $.20/hr.

                                                      Effective April 1, 2002,
                                                     employees hired between
                                                    October 1, 1984 and October
                                                     1, 1988 receive $.10/hr.

                                                     Effective April 1, 2002
employees hired after October 1, 1988 receive $.05/hr.

         Anemostat                                   Effective July 12, 2000,
                                                     any employee with one year
                                                     or more seniority who
                                                     voluntarily contributes 4%
                                                     or more (pre-tax) of
                                                     his/her gross wages to the
                                                    plan, shall be eligible for
                                                     a 1% gross wages matching
                                                     contribution from the
                                                     Company.

         Met-Coil - Iowa Precision             Effective  November  1,  2001,
                                               employees  hired  after
                                               June  1,  2001,  receive
                                               $1.15/hour for each hour
                                                worked per week.

                                                     Effective June 1, 2002,
employees receive $1.20/hr for each hour worked per week.

         Met-Coil - Lockformer Effective November 1, 2001, employee deferrals will only be allowed. There is no company match or percentage contribution.

         Louvers and Dampers                         Effective July 1, 2000, the
                                                     Company matches 25% of the
                                                     elective  deferral,  not to
                                                     exceed 6% of gross salary.

         Air Clean Damper                            Effective June 1, 1999, the
                                                     Company matches 25% of the
                                                     elective  deferral,  not to
                                                     exceed 6% of gross salary.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001


NOTE A - DESCRIPTION OF PLAN - Continued

         Airtherm, LLC                       Effective May 1, 2001, the Company
                                             matches 25% of the elective
                                             deferral,  not to exceed 6% of
                                                gross salary

                                                     Employees hired prior to
                                                     May 1, 1987 receive $.25/hr
                                                     for each hour worked per
                                                     week.

     Vesting

       All participant and Company contributions are 100 percent vested plus actual earnings thereon. Vesting in the Company matching contributions is based on the following schedule:

                       Years of Service Vested Percentage

                 0                                               0%
                 3                                              20%
                 4                                              40%
                 5                                              60%
                 6                                              80%
                 7                                             100%

     Investments

       Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in pooled separate accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual's automatic record-keeping system. The following is a description of each investment option:

         The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6.0% for fiscal year 2002, 6.70% for fiscal year
         2001). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

         The Core Equity Fund invests primarily in common stocks of large, well established companies.

         The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

         The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001



NOTE A - DESCRIPTION OF PLAN - Continued

         The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

         The Indexed Equity Fund invests in stocks which will approximate, as closely as possible, the Standard & Poor's 500 Index.

         The Growth Equity Fund invests in primarily in equity securities of large companies with long-term growth potential.

         The International Equity Fund invests at least 90% of its assets in equity securities of companies wherever located, the primary stock market of which is outside the United States with intentions of long-term growth.

         The Medium Company Growth Equity Fund invest primarily in equity securities of medium-size companies with long-term growth potential.

         The Mestek Stock Fund is invested in common stock of Mestek, Inc.

         Included in investment loss is interest and dividends of $492,636 and realized and unrealized net losses on investments of $1,054,908.

Withdrawals

         Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

Notes Receivable from Participants

         Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at 1% above prime market rates (5.25% - 10.5%) and are repayable over a period not to exceed five years.

Payment of Benefits

         Upon termination of employment, a participant with $5,000 or more in vested benefits may receive the vested accrued benefits credited to his/her account or may elect to continue earning tax deferred interest on the vested portion of his/her savings account until retirement. A participant cannot, however, make any further contributions. Any participant with less than $5,000 receives a lump-sum cash payment.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001



NOTE A - DESCRIPTION OF PLAN - Continued

         The normal retirement date for a participant is the first day of the month following the participant's 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions will continue until the participant retires.

         Upon retirement, employees may withdraw their account balances or continue the accounts in the plan, provided their account balance is greater than $5,000. Employees who wish to withdraw their account may elect a one-sum cash payment, a rollover into a qualified plan, or a payment by installment option.

       Forfeitures

       Forfeitures are held in an interest bearing holding account by the trustee. The Company may apply these amounts to any outstanding administrative costs due to the trustee. Excess amounts will be used to reduce company matching contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The following are the significant accounting policies followed by the Plan:

     Basis of Accounting

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

     Investment Valuation

       The Plan's investments are stated at fair value, based on quoted market prices, except for its investment contract which is valued at contract value (see note E).

     Allocations to Participants' Accounts

       Amounts contributed to the Plan by the Company are credited to each participant's account on the last day of each valuation period.

       As of each valuation date, investment income is allocated to participant accounts in proportion to the number of investment units held by each participant.

       The Plan is valued on a daily basis.




MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     Payment of Benefits

       Benefit payments to participants are recorded upon distribution.

     Expenses

       Administrative costs paid by the Company are not included in the accompanying financial statements.

     Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


NOTE C - TAX STATUS

   Although the Plan has received a favorable determination letter dated June 16, 1995 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2002.


NOTE D - PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA and regional collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2002 and 2001



NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

   The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings,less Plan withdrawals and administrative expenses.

                              SUPPLEMENTAL SCHEDULE

                      MESTEK, INC. RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes EIN 25-0661650 PLAN #003
December 31, 2002




                                                             Description of Investment
                                                          Including Maturity Date, Rate
                Identity of Issue, Borrower,                     of Interest, Collateral,                        Current
                   Lessor, or Similar Party                      Par or Maturity Value             Cost           Value
       ------------------------------------------------   -----------------------------------      ----       --------------



*      MassMutual Life Insurance Company                  Core equity fund                            **           $942,347

*      MassMutual Life Insurance Company                  Small company fund                          **            508,656

*      MassMutual Life Insurance Company                  Balanced fund                               **            313,153

*      MassMutual Life Insurance Company                  Intermediate bond fund                      **            497,108

*      MassMutual Life Insurance Company                  Indexed equity fund                         **          1,017,040

*      MassMutual Life Insurance Company                  Growth equity fund                          **            145,814

*      MassMutual Life Insurance Company                  International equity fund                   **            174,749

*      MassMutual Life Insurance Company                  Medium company growth
                                                            equity fund                               **            555,596

*      MassMutual Life Insurance Company                  Mestek stock fund                           **             29,051

*      MassMutual Life Insurance Company                  Investment contract fund***                 **          8,468,881

       Participant Notes                                  Notes receivable from participants                        785,820
                                                            (5.25%-10.5%)


    * Denotes party in interest to Plan
  ** Cost omitted for participant directed investments
*** Contract value

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                  We have issued our report dated July 10, 2003, accompanying the financial statements of Mestek, Inc. Retirement Savings Plan contained in the annual report on Form 11-K for the year ended December 31, 2002. We hereby consent to the incorporation by reference of said report in the Mestek, Inc. Retirement Savings Plan Registration Statement on Form S-8 (File Number 333-06429).


/s/ Grant Thornton LLP

Boston, Massachusetts
July 10, 2003

Exhibit 99.1

             Certification of Chief executive Officer and Treasurer

                       Pursuant to 18 U.S.C. Section 1350,

                             As Adopted Pursuant to

                  Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purpose of complying with 18 U.S.C. Section 1350, each of the undersigned hereby certifies in his or her capacity as an officer of Mestek, Inc. (the "Company") that the Annual Report of Form 11-K of the Retirement Savings Plan and the Savings & Retirement Plan (the "Plans") for the year ended December 31, 2002 fully complies with the requirement of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in such report fairly presents, in all material respects, the financial condition of the Plans at the end of such period and the results of operations of the Plans for such period.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated:  July 15, 2003

                              /s/ John E. Reed
                             -------------------------------------------------

                              John E. Reed
                              Chairman and Chief Executive Officer


                              /s/ Stephen M. Shea
                              ------------------------------------------------

                              Stephen M. Shea
                              Senior Vice President-Finance